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                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                               Subject Company:  Wallace Computer Services, Inc.
                                                Commission File No.:  333-103205

[MOORE (R) LOGO]                                         [WALLACE LOGO]


                                                                    NEWS RELEASE


         Moore Corporation Limited and Wallace Computer Services, Inc.
         -------------------------------------------------------------
           Announce Preliminary Merger Consideration Election Results
           ----------------------------------------------------------


        LISLE, IL, MISSISSAUGA, ONTARIO, and STAMFORD, CT (May 13, 2003) - Moore Corporation Limited (TSX, NYSE: MCL) and Wallace Computer Services, Inc. (NYSE: WCS) announced today preliminary election results as to the form of merger consideration that Wallace stockholders have elected to receive in the pending merger of a wholly owned subsidiary of Moore with and into Wallace. This information was provided by Computershare Trust Company of New York, the exchange agent. As of May 12, 2003:

            o Holders of approximately 16,846,103 common shares of Wallace elected to receive cash in exchange for their Wallace shares;

            o Holders of approximately 18,510,738 common shares of Wallace elected to receive Moore common shares in exchange for their Wallace shares; and

            o Holders of all other outstanding common shares of Wallace did not make an election or failed to make a valid election.

        The foregoing preliminary election results assume that certificates for all shares of Wallace common stock subject to Guarantees of Delivery will be timely delivered to the exchange agent by 5:00 p.m., New York City time, on May 15, 2003. As of May 12, 2003, elections by approximately 9,975,799 shares of Wallace common stock were subject to Guarantees of Delivery.

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Based on the foregoing preliminary election results, the number of Wallace common shares outstanding as of May 9, 2003 (42,330,113 common shares), and the average of the high and low sales prices per share of Moore on the New York Stock Exchange, Inc. Composite Tape on May 12, 2003 ($11.85):

     o a stockholder owning 100 common shares of Wallace who elected to receive all cash would receive approximately $2,684 in cash as consideration in the merger;

     o a stockholder owning 100 common shares of Wallace who elected to receive all common shares of Moore would receive approximately 227 common shares of Moore as consideration in the merger; and

     o a stockholder owning 100 common shares of Wallace who did not make an election or failed to make a valid election would receive approximately 36 common shares of Moore and $2,257 in cash as consideration in the merger.

The actual merger consideration will be calculated using the formulas in the merger agreement and will be based on, among other things, the number of Wallace common shares outstanding immediately prior to the effective time of the merger, the final results of the election process and the value of Moore common shares on the last trading day immediately preceding the closing date.

The foregoing results are preliminary and incomplete and will change prior to becoming final. Final election results are expected to be announced on or about May 19, 2003. Completion of the merger remains subject to the terms and conditions of the merger agreement. Questions concerning the exchange of Wallace common shares for the merger consideration should be directed to Morrow & Co., the information agent, at 800-607-0088 (stockholders) or at 800-654-2468 (banks and brokerage firms).

Founded in 1882, Moore Corporation Limited is an international leader in the management and distribution of print and digital information. Moore operates in three complementary business segments: Forms and Labels, Outsourcing and Commercial. The Forms and Labels business designs, manufactures and sells business forms and


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labels and provides electronic print management solutions. The Outsourcing business provides high quality, high volume variably imaged print and mail, electronic statement and database management services. The Commercial business produces high-quality, multi-color personalized business communications and provides direct marketing services, including project, database and list management services. The Moore Internet address is www.moore.com.

Wallace Computer Services, Inc. is the recognized leader in delivering a comprehensive suite of world-class print management services through its Total Print Management (TPM) program. Total Print Management enables Wallace to meet the unique communications challenges of its Fortune 1000 clients through a single-source solution that extends well beyond ink on paper. Offerings include traditional and digital print capabilities, distribution logistics, kitting and fulfillment, digital asset management, inventory management, print optimization, direct marketing and electronic commerce. Founded in 1908, Wallace is headquartered in Lisle, IL, with manufacturing, distribution and sales facilities throughout the United States. For more information, please visit www.wallace.com.

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Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The most significant of these uncertainties are described in Moore's and Wallace's respective Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the pending acquisition of Wallace by Moore. Moore and Wallace undertake no obligation to update or revise any forward-looking statements.
                                ________________

This communication is not a solicitation of a proxy from any security holder of Wallace Computer Services, Inc. Moore Corporation Limited has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus to be mailed to Wallace Computer Services security holders concerning the planned merger of Wallace Computer Services into a subsidiary of Moore Corporation. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Wallace in connection with the proposed merger, and their interests in the solicitation, is set forth in a proxy statement/prospectus filed with the SEC. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Moore Corporation will be available free of charge from Moore Corporation Limited, c/o Moore Executive Offices, One Canterbury Green, Stamford, Connecticut 06901, Attention:
Investor Relations, Tel. (203) 406-3700 or at www.moore.com. Documents filed with the SEC by Wallace Computer Services will be available free of charge from Investor Relations, Wallace Computer Services, Inc., 2275 Cabot Drive, Lisle, IL 60532-3630, Tel. (630) 588-5000.

INVESTOR COMMUNICATIONS:

Moore Contacts:                              Wallace Contacts:

Robert G. Burton Jr.                         Susan Fisher
SVP - Investor Relations                     Vice President - Investor Relations
Tel: 203-406-3712                            Tel: 630-588-6405